November 15, 2002

Group Practice Services Incorporated
1902 Downey Street
Radford, Virginia 24141

Attn: Board of Directors

Re: Letter of Intent for Proposed Acquisition of Group Practice Services Incorporated

Gentlepersons:

This letter sets forth our mutual understanding regarding the proposed acquisition of Group Practice Services Incorporated, a Delaware corporation ("GPSI"), by Novitron International, Inc., a Delaware corporation ("Novitron"), a Delaware corporation, with and into GPSI (the "Merger").

1. The Merger. Novitron, through a subsidiary, will merge with and into GPSI in accordance with Subchapter IX of the DGCL. As of the effective time of the Merger, each issued and outstanding share of Common Stock of GPSI and each issued and outstanding share of Series A Convertible Preferred Stock of GPSI will be converted into the right to receive, upon the surrender of the certificate formerly representing such share, 24.2691 shares of Common Stock, of Novitron; provided, however, that in no event shall more than 1,500,000 shares of Novitron Common Stock in the aggregate be issued to the holders of GPSI Common Stock and GPSI Preferred Stock.

2. Definitive Agreement. Novitron and GPSI will negotiate in good faith to agree upon the provisions of an agreement and plan of merger, by and among Novitron, GPSI, and Randal J. Kirk, as a representative of the stockholders of GPSI. The Definitive Agreement shall contain usual and customary representations and warranties (and supporting disclosures), agreements, covenants, closing conditions and other provisions typically found in agreements relating to transactions of this type, size and complexity and otherwise satisfactory to the parties in form and substance. Novitron and GPSI agree to use their commercially reasonable efforts to have the Definitive Agreement executed and delivered by December 31, 2002.

3. Conditions to Execution of the Definitive Agreement by Novitron. The obligation of Novitron to execute and deliver the Definitive Agreement would be subject to the following conditions precedent among others:

a. Novitron shall have completed to its satisfaction, in its sole and absolute discretion, a due diligence review of the business, operations, assets, liabilities, records, operations, facilities and customers of GPSI. GPSI will cause its officers to furnish to Novitron any and all reasonably required financial, technical and operating data and other information pertaining to GPSI as is reasonably available and as Novitron shall from time to time reasonably request for such purpose.

b. The Board of Directors of Novitron shall have approved the transactions contemplated by the Definitive Agreement.

c. Novitron shall have received from its financial advisor, Davenport & Company LLC, a written opinion that the acquisition of GPSI by Novitron in exchange for the Merger Consideration to be paid by Novitron to the holders of GPSI Common Stock and GPSI Preferred Stock is fair, from a financial point of view, to Novitron and the stockholders of Parent, other than Randal J. Kirk and his affiliates.

4. Conditions to Execution of the Definitive Agreement by GPSI. The obligation of GPSI to execute and deliver the Definitive Agreement would be subject to the following conditions precedent among others:

a. The Board of Directors of GPSI shall have approved the transactions contemplated by the Definitive Agreement.

b. GPSI shall have received a copy of the above written opinion of Davenport & Company LLC.

5. Conditions to Novitron’s Obligation to Close. The obligations of Novitron to consummate the transactions contemplated by the Definitive Agreement would be subject to the usual and customary conditions precedent, including, but not limited to the approval by the stockholders of GPSI and of Novitron of the Definitive Agreement and the transactions contemplated hereby, including the Merger.

6. Publicity. Novitron and GPSI agree that, whether or not GPSI accepts Novitron’s offer summarized herein, they will not disclose or discuss this offer, its existence or its terms and conditions, to or with any persons other than their attorneys, accountants, financial advisors, lenders and such of their respective employees as may be required to implement the proposed transactions, unless Novitron and GPSI mutually agree upon the issuance of a press release or similar communication to the public, in which case, Novitron and GPSI will coordinate the timing and content of such public communication.

7. Non-Binding. This letter is a statement of intent only and does not constitute a binding legal commitment of the parties.

8. Termination. This letter shall terminate upon the earlier of (i) Novitron and GPSI entering into a Definitive Agreement or (ii) December 31, 2002 or such later date as Novitron and GPSI shall mutually agree in writing. The provisions of paragraphs 8 and 9 shall survive any termination hereof.

9. Miscellaneous. Except with respect to a Confidentiality Agreement signed by the parties, this letter constitutes the entire agreement between Novitron and GPSI and supersedes any and all prior oral or written understandings or agreements between the parties hereto in regard to the transactions contemplated herein. The binding provisions of this letter shall be governed by and construed and enforced in accordance with the laws of the State of New York, including all matters of construction, validity and performance. This letter may be executed in counterparts and by facsimile, each of which shall be deemed an original and all of which, taken together, shall be considered one and the same letter. The exchange of copies of this letter and of signature pages by facsimile transmission shall constitute effective execution and delivery of this letter as to the parties and may be used in lieu of the original letter for all purposes. Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.

If you are in agreement with the foregoing, please sign one of the enclosed copies of this letter and returning it to the undersigned.

Very truly yours,
NOVITRON INTERNATIONAL, INC. /s/ Israel M. Stein MD

By:

Israel M. Stein, MD
President

ACCEPTED AND AGREED as of November 15, 2002 GROUP PRACTICE SERVICES INCORPORATED
/s/ Randal J. Kirk
By : Name: Randal J. Kirk Title: Chairman